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SEC FILE NUMBER
8- 49273

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cross Border Private Capital, L.L. C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue, 11th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Meachin (212) 682-7400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William T. McCallum, CPA, P.C.
(Name — *if individual, state last, first, middle name*)

780 Third Avenue, Suite 2805 (Address) New YOrk (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David James Percy Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cross Border Private Capital, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chairman and Chief Executive Officer
Title

WILLIAM T. McCALLUM
NOTARY PUBLIC, State of New York
No. 01MC6039701
Qualified in New York County
Commission Expires April 10, 2002

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM T. McCALLUM,CPA,P.C.
780 Third Avenue
New York, New York 10017
(212)644-6464

Telecopier
(212)644-2600

To the Members of
Cross Border Private Capital, L.L.C.

We have audited the accompanying balance sheet of Cross Border Private Capital, L.L.C. as of December 31, 2001, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Cross Border Private Capital, L.L.C. as of December 31, 2001, and the results of it operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
February 1, 2002

CROSS BORDER PRIVATE CAPITAL, L.L.C.
BALANCE SHEET
December 31, 2001

ASSETS

CURRENT ASSETS	
Cash	$10,742
Prepaid Assets	3,455
TOTAL ASSETS	$14,197

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accrued Expenses	$ 325
TOTAL CURRENT LIABILITIES	325
MEMBERS' EQUITY	13,872
TOTAL LIABILITIES AND MEMBERS' EQUITY	$14,197

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF INCOME
December 31, 2001

REVENUE	$ 275,000
TOTAL REVENUES	275,000
EXPENSES	
Management fees	$ 261,000
Registration	3,647
Insurance	339
Professional fees	10,500
Licenses	2,435
State & city taxes	583
Miscellaneous	445
TOTAL EXPENSES	278,949
NET LOSS	$(3,949)

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

MEMBERS' EQUITY AT BEGINNING OF YEAR	$13,696
NET LOSS	(3,949)
MEMBERS' CONTRIBUTIONS	4,125
MEMBERS' EQUITY AT END OF PERIOD	$ 13,872

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$(3,949)
Adjustments to reconcile net income to net cash used by operating activities:	
(Increase) in prepaid expenses	(163)
NET CASH USED IN OPERATING ACTIVITIES	(4,112)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' Contributions	4,125
NET CASH PROVIDED BY FINANCING ACTIVITIES	4,125
NET INCREASE IN CASH	13
CASH AT BEGINNING OF YEAR	10,729
CASH AT END OF YEAR	$10,742
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 583

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cross Border Private Capital L.L.C., (the "LLC") engages in the business of originating, financing, and private placement of corporate equity and/or debt and equity-related private equity funds of an international nature. The LLC is a Delaware limited liability company established January 25, 1996.

Operations of Business

The LLC conducts its business in the offices of Cross Border Enterprises, L.L.C. ("CBE") which owns ninety-nine percent of the LLC. The remaining one percent of the entity's shares are owned by the officers of CBE, who will act in the capacity of the LLC's registered representatives for future broker/dealer transactions.

Income Taxes

The LLC is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the LLC. Members are taxed individually on their shares of the LLC's earnings. The LLC's net income or loss is allocated among the members in accordance with the regulations of the LLC.

NOTE B: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the LLC is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the LLC maintain minimum net capital, as defined, of $6^{2}/_{3}\%$ of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the LLC had net capital of $10,417 which exceeded requirements by $5,417.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2001

CREDITS	
Members' equity	$13,872
DEBITS	
Nonallowable assets:	
Prepaid expenses	3,455
NET CAPITAL	10,417
Minimum net capital requirement - greater of $6^2/_3$% of aggregate indebtedness of $325, or $5,000	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$5,417
Ratio of aggregate indebtedness to net capital	.031 to 1
AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$ 325

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3
December 31, 2001

The L.L.C. does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

WILLIAM T. McCALLUM,CPA,P.C.
780 Third Avenue
New York, New York 10017
(212)644-6464

Telecopier
(212)644-2600

CROSS BORDER PRIVATE CAPITAL, L.L.C.

Annual Audit Report
Period beginning 1/1/2001 and ending 12/31/2001

Please be advised that there are no material differences between the audited and unaudited net capital requirements for the year ending December 31, 2001 for Cross Border Private Capital, L.L.C..



William T. McCallum, CPA, P.C.

February 1, 2002

WILLIAM T. McCALLUM,CPA,P.C.
780 Third Avenue
New York, New York 10017
(212)644-6464

Telecopier
(212)644-2600

CROSS BORDER PRIVATE CAPITAL, L.L.C.

Annual Audit Report
Period beginning 1/1/2001 and ending 12/31/2001

Please be advised that there are no inadequacies in the accounting system, internal accounting control and procedures for safeguarding securities for the year ending December 31, 2001 for Cross Border Private Capital, L.L.C..



William T. McCallum, CPA,P.C.

February 1, 2002